EXHIBIT 99.1

Cellectis Reports Financial Results for Third Quarter and First Nine Months 2023

·  Strategic Collaboration and Investment Agreements signed with AstraZeneca

  Updated results of the Phase I BALLI-01 Trial evaluating UCART22 in r/r B-cell ALL and preliminary results of the Phase I NATHALI-01 Trial evaluating UCART20x22 in r/r B-cell NHL to be presented at ASH 65th Annual meeting.

  Clinical trials ongoing: BALLI-01 (evaluating UCART22), NATHALI-01 (evaluating UCART20x22) and AMELI-01 (evaluating UCART123) studies for patients with r/r B-cell ALL, r/r B-cell NHL and r/r AML, respectively.

  Preclinical data on HSPC gene therapy and a comprehensive analysis of TALE-BE editing determinants presented at ESGCT 2023 30th annual congress.

  Preclinical data on Multi-armored Allogeneic MUC1-CAR T-cells targeting Triple-Negative Breast at SITC 2023 annual event.

  Cash position of $721 million as of September 30, 2023. Cash runway into 2026 including Initial AstraZeneca Investment and Potential Additional AstraZeneca Investment.

  Conference call scheduled for 8.00am ET / 2.00 pm CET on November 7, 2023

NEW YORK, Nov. 06, 2023 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene editing platform to develop life-saving cell and gene therapies, today provided business updates and financial results for the nine-month period ending September 30, 2023.

On November 1st 2023, Cellectis and AstraZeneca Holdings B.V. (“AstraZeneca”) entered into a joint research collaboration agreement (the “Collaboration Agreement”), pursuant to which AstraZeneca makes an upfront payment of $25 million, an investment agreement relating to an initial equity investment of $80 million (the “Initial Investment Agreement”) and a non-binding memorandum of understanding relating to an additional equity investment subject to conditions set forth in the MOU of $140 millions (the “MOU”).

This research collaboration will leverage Cellectis’ gene editing technologies and manufacturing capabilities to accelerate the development of next-generation therapeutics in areas of high unmet need, including oncology, immunology and rare diseases. Cellectis has exclusively reserved 25 genetic targets for AstraZeneca, from which up to 10 novel candidate products could be explored for development. Cellectis’ clinical-stage assets, UCART22, UCART123 and UCART20x22 will remain under Cellectis’ ownership and control.

Pipeline Highlights

UCART Clinical Development Programs

BALLI-01 (evaluating UCART22) in relapsed or refractory B-cell acute lymphoblastic leukemia (r/r B-ALL)

Cellectis will present a poster at the ASH Annual Meeting with updated results of the Phase I BALLI-01 Trial of UCART22 (P2), an anti-CD22 allogeneic CAR T- cell product manufactured in-house, in patients with relapsed or refractory (r/r) CD22+ B-Cell acute lymphoblastic leukemia (B-ALL).

The poster presentation highlights the following data:

  In vitro comparability studies suggested that UCART22 process 2 (P2) (manufactured in-house) is more potent than UCART22 process 1 (P1) (manufactured by an external CDMO), and as of July 1st, 2023, 3 patients were enrolled into the first UCART22 P2 cohort at dose level 2 (1 million cells/kg).
  UCART22 P2 was administered after fludarabine, cyclophosphamide, and alemtuzumab (FCA) lymphodepletion and was well tolerated. No DLTs or ICANS was observed, and the CRS observed was Grade 1 or 2.
  There was a higher preliminary response rate (67%) at dose level 2 with one million cells/kg with UCART22 P2 compared to 50% response rate with a dose 5 times higher at dose level 3 of UCART22 P1 that was manufactured by an external CDMO.
  UCART22 expansion was observed in the responding patients and correlated with increases in serum cytokines and inflammatory markers.
  The study continues to enroll patients at dose level 2i (2.5 million cells/kg) with UCART22 P2.

NATHALI-01 (evaluating UCART20x22) in relapsed or refractory B-cell non-Hodgkin lymphoma (r/r B-NHL)

Cellectis will present a poster at the ASH Annual Meeting with the initial preliminary results from the NATHALI-01 trial (NCT05607420), a Phase 1/2a dose-finding and expansion study evaluating UCART20x22 in r/r B-cell NHL.

The poster presentation highlights the following data:

  As of July 1st, 2023, 3 patients were enrolled and treated at dose level 1 (50 million cells). Cytokine release syndrome (CRS) Grade 1 or 2 occurred in all patients, and all CRS resolved with treatment. No immune effector cell associated neurotoxicity (ICANS) or graft versus host disease (GvHD) was observed. There were no UCART20x22 dose limiting toxicities (DLTs), and there was 1 DLT in connection with CLLS52 (alemtuzumab).
  All patients responded at Day 28, with 1 partial metabolic response and 2 complete metabolic responses in patients who had failed prior autologous CD19 CAR T-cell therapies.
  UCART20x22 expansion correlated with increases in serum cytokine and inflammatory marker levels as well as with CRS.
  These initial data support the continued study of UCART20x22 in r/r B-cell NHL.

AMELI-01 (evaluating UCART123) in relapsed or refractory acute myeloid leukemia (r/r AML)

  UCART123 is an allogeneic CAR T-cell product candidate targeting CD123 and is being evaluated in patients with r/r AML in the AMELI-01 Phase 1 dose-escalation clinical study.
  The AMELI-01 study is currently enrolling patients after FCA lymphodepletion in a two-dose regimen arm.

Research Data & Preclinical Programs

  Cellectis announced the publication of a new research paper in Molecular Therapy – Methods & Clinical Development, demonstrating the efficacy of its TALEN-mediated gene correction of mutated PIK3CD gene in Activated phosphoinositide 3-kinase delta syndrome 1 (APDS1) T-cells.
  Cellectis presented encouraging data on gene editing process using TALEN®-based gene editing platform, to overcome the challenges of the “cold” tumor microenvironment in a poster at the CICON 2023 (CRI-ENCI-AACR 7th International Cancer Immunotherapy Conference).
  Cellectis presented preclinical data on MUC1-CAR T-cells to overcome key challenges of targeting solid tumors in a poster session at the Society for Immunotherapy of Cancer’s 38th Annual Meeting (SITC 2023).
  Cellectis presented preclinical data on its program of gene therapy for HSPC at the European Society of Gene and Cell Therapy (ESGCT) 30th annual congress.
  Cellectis presented a comprehensive analysis of TALE-BE editing determinants at the European Society of gene and Cell Therapy (ESGST) 30th annual congress.

Licensed Allogeneic CAR T-cell Development Programs

Allogene Therapeutics, Inc.’s CAR T programs utilize Cellectis technologies. ALLO-501 and ALLO-501A are anti-CD19 products that were jointly developed under a collaboration agreement between Les Laboratoires Servier (“Servier”) and Allogene Therapeutics, Inc. (“Allogene”) until 15 December 2022 based on an exclusive license granted by Cellectis to Servier2. Servier grants to Allogene exclusive rights to ALLO-501 and ALLO-501A in the U.S., Allogene continues the development for this territory while Servier retains exclusive rights for all other countries. Allogene’s anti-CD70 and anti-Claudin18.2 programs are licensed exclusively from Cellectis to Allogene and Allogene holds global development and commercial rights to these programs.

Servier and Allogene: anti-CD19 programs

  Allogene announced that its ALPHA2 study will enroll approximately 100 patients who have received at least two prior lines of therapy and have not received prior anti-CD19 therapy.
  Allogene announced it will have two poster presentations from the ALPHA/ALPHA2 trials focused on lymphodepletion in allogeneic cell therapy at ASH 2023. The first poster is a comprehensive safety review of all 85 patients treated in the Phase 1 ALPHA/ALPHA2 studies in relapsed/refractory (r/r) Large B Cell Lymphoma (LBCL) and follicular lymphoma (FL) to characterize the overall safety profile when ALLO-647 is added to standard lymphodepletion. The second poster showcases translational results from ALPHA2 generated through a collaboration with MD Anderson Cancer Center. This study compared expansion kinetics among 11 allogeneic CAR T recipients treated with the ALLO-501A product candidate in the ALPHA2 trial. According to Allogene, this study revealed the impact of recipient alloreactive CD8+ T cells in allogeneic CAR T rejection and the results of this study could help define strategies to improve allogeneic CAR T expansion, persistence and efficacy.

Allogene: anti-CD70 and anti-Claudin18.2 programs

  Allogene announced that the Phase 1 dose escalation TRAVERSE trial in patients with advanced or metastatic renal cell carcinoma (RCC) who have progressed on standard therapies including an immune checkpoint inhibitor and a VEGF-targeting therapy is ongoing.
  Allogene announced that SITC 2023 will include a review of research which provided early validation of ALLO-182, an AlloCAR T candidate currently in the IND-enabling phase of development targeting Claudin18.2 for the treatment of patients with gastric and pancreatic cancers.

Corporate Updates

Strategic Collaboration and Investment Agreements with AstraZeneca

Under the terms of the Collaboration Agreement, AstraZeneca will leverage Cellectis’ proprietary gene editing technologies and manufacturing capabilities to design novel cell and gene therapy candidate products. As part of the Collaboration Agreement, 25 genetic targets have been exclusively reserved for AstraZeneca, from which up to 10 candidate products could be explored for development. AstraZeneca will have an option for a worldwide exclusive license on the candidate products, to be exercised before IND filing. Cellectis’ clinical-stage assets, UCART22, UCART123 and UCART20x22 will remain under Cellectis’ ownership and control.

Pursuant to the Collaboration Agreement, Cellectis’ research costs under the collaboration will be funded by AstraZeneca and Cellectis will receive an upfront payment of $25 million. Under the terms of the Collaboration Agreement, Cellectis is also eligible to receive an investigational new drug (IND) option fee and development, regulatory and sales-related milestone payments, ranging from $70 million up to $220 million, per each of the 10 candidate products, plus tiered royalties.

As a condition to the signing of the Collaboration Agreement, AstraZeneca has agreed to make an initial equity investment of $80 million in Cellectis by subscribing for 16,000,000 ordinary shares, at a price of $5.00 per share (the “Initial Investment”). The new shares are issued to AstraZeneca by the board of directors of Cellectis pursuant to the 17th resolution of Cellectis’ shareholders meeting held on June 27, 2023. Following settlement and delivery of the new shares (expected to be on November 6, 2023), AstraZeneca will own approximately 22% of the share capital, and 21% of the voting rights of the Company, will have the right to nominate a non-voting observer on the board of directors of Cellectis, and will have the right to participate pro rata in Cellectis’s future share offerings.

Additionally, the MOU contemplates that AstraZeneca will make a potential further equity investment in Cellectis of $140 million by subscribing for two newly created classes of convertible preferred shares of Cellectis: 10,000,000 “class A” convertible preferred shares and 18,000,000 “class B” convertible preferred shares, in each case at a price of $5.00 per share (the “Additional Investment”). Until they convert into ordinary shares, the “class A" convertible preferred shares would have single voting rights and would not carry any double voting right at any moment, and the “class B” would carry no voting rights except on any distribution of dividends or reserves. Both class of preferred shares would enjoy a liquidation preference (if any liquidation surplus remains after repayment of Cellectis’ creditors and of par value to all shareholders) and would be convertible into the same number of ordinary shares with the same rights as the outstanding ordinary shares. The MOU is non-binding and the Additional Investment remains to be confirmed by both parties following a consultation process with Cellectis’ works council. If confirmed, the closing of the Additional Investment will remain subject to (i) Cellectis’ shareholders’ approval at a two-thirds majority of the votes cast by voting shareholders, (ii) clearance of such investment from the French Ministry of Economy according to the foreign direct investment French regulations, and (iii) other customary closing conditions. Immediately following the Additional Investment, it is anticipated that AstraZeneca would own approximately 44% of the share capital of the Company and 30% of the voting rights of the Company (based on the number of voting rights outstanding immediately after the completion of the Initial Investment) and would have the right to nominate two directors to the board of directors of Cellectis. Further, certain business decisions are subject to AstraZeneca’s approval, including, in particular, winding up any company of the Cellectis group, issuing securities senior to or pari passu with the convertible preferred shares or any shares without offering AstraZeneca the option to purchase its pro rata share of such securities (subject to customary exceptions, including issuances under employee equity incentive plans), declaring or paying dividends, prepaying indebtedness before due, and disposing of any material assets concerning gene editing tools or manufacturing facilities and selling, assigning, licensing, encumbering or otherwise disposing of certain material IP rights.

Financial Results

The interim condensed consolidated financial statements of Cellectis, have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”).

On January 13, 2023, Calyxt, Cibus Global LLC (Cibus) and certain other parties named therein, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Calyxt and Cibus will merge in an all-stock transaction (the “Calyxt Merger”). As a consequence of the foregoing, Calyxt met the “held-for-sale” criteria specified in IFRS 5 and was classified as a discontinued operation until May 31, 2023.

On June 1, 2023, Calyxt and Cibus closed the merger transaction and now operate under the name Cibus, Inc. Consequently, Calyxt was deconsolidated and Calyxt's cash, cash equivalent and restricted cash are no longer included in the Group's cash, cash equivalent and restricted cash since June 1, 2023.

As from June 1, 2023 and the deconsolidation of Calyxt, which corresponded to the Plants operating segment, we view our operations and manage our business in a single operating and reportable segment corresponding to the Therapeutics segment. For this reason, we are no longer presenting financial measures broken down between our two reportable segments - Therapeutics and Plants. The results of Calyxt until the date of deconsolidation are isolated under “Income (loss) from discontinued operations” in the appendices of this Q3 2023 financial results press release.

Cash: As of September 30, 2023, Cellectis, had $72 million in consolidated cash, cash equivalents, and restricted cash. This compares to $95 million in consolidated cash, cash equivalents and restricted cash as of December 31, 2022. This $23 million difference mainly reflects $79 million of cash out, which include $23 million for R&D suppliers, $12 million for SG&A suppliers, $32 million for staff costs, $8 million for rents and taxes, $4 millions of reimbursement of the “PGE” loan, and a $2 million unfavorable impact on Forex partially offset by a $23 million net cash inflow from the capital raise closed in February, a $21 million net cash inflow from EIB loan, a $6 million of net cash received from research tax credit prefinancing, a $1 million cash inflow related to the grant and refundable advance from BPI, $3 millions of financial investments’ capital gain and interests, a $1 million reimbursement of social charges paid on stock options, and a $2 million net cash inflow from licenses and other cash receipts.

With cash and cash equivalents of $67.4 million as of September 30, 2023, our anticipated borrowing of €15.0 million under Tranche B of the €40.0 million Finance Contract with EIB and the $105 million from AstraZeneca's agreements, the Company believes it has sufficient resources to continue operating for at least twelve months following the consolidated financial statements’ publication. Additionally, the MOU contemplates that AstraZeneca will make a potential further equity investment in Cellectis of $140M by subscribing for two newly created classes of convertible preferred shares of Cellectis (the “Additional Investment”). The MOU is non-binding and the Additional Investment remains to be confirmed by both parties following a consultation process with Cellectis’ works council. If confirmed, the closing of the Additional Investment will remain subject to (i) Cellectis’ shareholders’ approval at a two-thirds majority of the votes cast by voting shareholders, (ii) clearance of such investment from the French Ministry of Economy according to the foreign direct investment French regulations, and (iii) other customary closing conditions.

With cash and cash equivalents of $67.4 million as of September 30, 2023, our anticipated borrowing of €15.0 million under Tranche B of the €40.0 million Finance Contract with EIB and the $105 million from AstraZeneca's payments under the Collaboration Agreement and the Initial Investment Agreement, the Company believes it has sufficient resources to continue operating until Q2 2025. Concurrent with the potential additional $140 million, we expect that the Company would extend its cash runway into 2026.

Revenues and Other Income: Consolidated revenues and other income were $7.2 million for the nine months ended September 30, 2023 compared to $8.4 million for the nine months ended September 30, 2022. The decrease of $1.0 million reflects the recognition of two milestones related to Cellectis’ agreement with Cytovia for $1.5 million in 2022 and a milestone of $1.0 million with another partner while recognition of revenues in 2023 is not material, and partially offset by the increase of the research tax credit for $0.6 million and the partial recognition of a grant signed with “BPI” of $0.8 million.

R&D Expenses: Consolidated R&D expenses were $62.1 million for the nine months ended September 30, 2023, compared to $76.1 million for the nine months ended September 30, 2022. The $13.9 million decrease was primarily attributable to (i) a $8.9 million decrease in personal expenses due to departures not replaced and decrease in stock-based compensation expenses consecutive to the non-achievement of certain performance obligations of October 2020 free shares plan (ii) a $5.0 million decrease in purchases, external expenses and other (from $41.4 million in 2022 to $36.4 million in 2023) mainly due to continuing internalization of our manufacturing and quality activities to support our R&D pipeline.

SG&A Expenses: Consolidated SG&A expenses were $12.1 million for the nine months ended September 30, 2023, compared to $15.8 million for the nine months ended September 30, 2022. The $3.7 million decrease primarily reflects (i) a $2.4 million decrease in purchases, external expenses and (from $9.5 million in 2022 to $7.1 million in 2023) mainly explained by the implementation of our ERP in 2022 (ii) a $1.3 million decrease in personal expenses and non-cash stock-based compensation expenses.

Net financial gain (loss): Consolidated net financial gain was $14.9 million for the nine months ended September 30, 2023, compared to 11.0 million for the nine months ended September 30, 2022. The $3.9 million increase primarily reflects (i) a $22.8 million increase of financial income, mainly attributable to the profit from Calyxt’s deconsolidation, partially offset by (ii) the loss in fair value on our retained investment in Calyxt since deconsolidation for $6.2 million, (iii) a $7.9 million decrease in the net value of Cytovia’s note receivable.

Net income (loss) from discontinued operations: Pursuant to Calyxt deconsolidation income from discontinued operation for the nine-month period ended September 30, 2023, 2023 only include five months of activity. The $2.2 million decrease in net loss from discontinued operations between the nine-month periods ended September 30, 2022 and 2023 is primarily driven by Calyxt's $5.7M net loss in the third quarter of 2022 compared with $0 in the third quarter of 2023 as Calyxt was deconsolidated, partially offset by a 3.5M$ increase in the net loss over the first two quarters between 2022 and 2023. This $3.5M increase breaks down as follows: (i) an increase of $9.2 million of net financial loss and (ii) an increase of $1.5 million of other operating expenses, partially offset by (i) a decrease of $2.8 million of R&D expenses (from $6.3 million in 2022 to $3.5 million in 2023) and (ii) a decrease of $4.5 million of SG&A expenses (from $6.8 million in 2022 to $2.3 million in 2023).

Net Income (loss) Attributable to Shareholders of Cellectis: The consolidated net loss attributable to shareholders of Cellectis was $58.2 million (or $1.07 per share) for the nine months ended September 30, 2023, of which $53.2 million was attributed to Cellectis continuing operations, compared to $79.3 million (or $1.74 per share) for the nine months ended September 30, 2022, of which $72.9 million was attributed to Cellectis continuing operations. This $21.1 million decrease in net loss between the first nine months of 2023 and 2022 was primarily driven by (i) a $13.9 million decrease of R&D expenses, (ii) a $3.7 million decrease of SG&A expense, (iii) an increase of $3.9 million of the financial gain due to the deconsolidation of Calyxt compensated in part by the decrease of fair value of Cytovia’s note receivable and, (iv) a decrease of $2.2 million of loss from discontinued operations attributable to Shareholders of Cellectis. These downward impacts on the net loss were partially offset by (i) a decrease of $1.2 million of revenues and other income.

Adjusted Net Income (Loss) Attributable to Shareholders of Cellectis: The consolidated adjusted net loss attributable to shareholders of Cellectis was $56.8 million (or $1.05 per share) for the nine months ended September 30, 2023, compared to a net loss of $72.1 million (or $1.58 per share) for the nine months ended September 30, 2022.

Please see "Note Regarding Use of Non-IFRS Financial Measures" for reconciliation of GAAP net income (loss) attributable to shareholders of Cellectis to adjusted net income (loss) attributable to shareholders of Cellectis.

We currently foresee focusing our cash spending at Cellectis for 2023 in the following areas:

  Supporting the development of our pipeline of product candidates, including the manufacturing and clinical trial expenses of UCART123, UCART22, UCART 20x22 and potential new product candidates;
  Operating our state-of-the-art manufacturing capabilities in Paris (France), and Raleigh (North Carolina, USA); and
  Continuing to strengthen our manufacturing and clinical departments.

CELLECTIS S.A. STATEMENT OF CONSOLIDATED FINANCIAL POSITION (unaudited) ($ in thousands)

	As of
	December 31, 2022	September 30, 2023

ASSETS
Non-current assets
Intangible assets	718	662
Property, plant, and equipment	63,621	56,774
Right-of-use assets	44,275	39,146
Non-current financial assets	8,791	16,624
Total non-current assets	117,406	113,205

Current assets
Trade receivables	772	393
Subsidies receivables	14,496	20,255
Other current assets	9,078	8,488
Cash and cash equivalent and Current financial assets	97,697	67,358
Total current assets	122,043	96,494
Total assets held for sale	21,768	0
TOTAL ASSETS	261,216	209,700

LIABILITIES
Shareholders’ equity
Share capital	2,955	3,492
Premiums related to the share capital	583,122	473,325
Currency translation adjustment	(28,605)	(37,505)
Retained earnings	(333,365)	(304,994)
Net income (loss)	(106,139)	(58,197)
Total shareholders’ equity - Group Share	117,968	76,123
Non-controlling interests	7,973	0
Total shareholders’ equity	125,941	76,123

Non-current liabilities
Non-current financial liabilities	20,531	43,248
Non-current lease debts	49,358	43,816
Non-current provisions	2,390	2,560
Total non-current liabilities	72,279	89,625

Current liabilities
Current financial liabilities	5,088	5,058
Current lease debts	7,872	8,203
Trade payables	21,456	20,476
Deferred revenues and deferred income	59	117
Current provisions	477	946
Other current liabilities	13,179	9,153
Total current liabilities	48,131	43,953
Total liabilities related to asset held for sale	14,864	0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	261,216	209,700

Cellectis S.A. UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS For the three-month period ended September 30, 2023 $ in thousands, except per share amounts

	For the three-month period ended September 30,
	2022 *	2023

Revenues and other income
Revenues	175	155
Other income	1,704	1,489
Total revenues and other income	1,879	1,644
Operating expenses
Cost of revenue	(367)	(181)
Research and development expenses	(23,837)	(18,894)
Selling, general and administrative expenses	(4,903)	(3,227)
Other operating income (expenses)	(125)	(12)
Total operating expenses	(29,233)	(22,314)

Operating income (loss)	(27,353)	(20,671)

Financial gain (loss)	1,807	3,295

Income tax	0	(106)
Income (loss) from continuing operations	(25,548)	(17,482)
Income (loss) from discontinued operations	(5,718)	0
Net income (loss)	(31,265)	(17,482)
Attributable to shareholders of Cellectis	(28,467)	(17,482)
Attributable to non-controlling interests	(2,798)	(0)
Basic net income (loss) attributable to shareholders of Cellectis, per share ($/share)	(0.63)	(0.31)

Diluted net income (loss) attributable to shareholders of Cellectis, per share ($/share)	(0.63)	(0.31)

Basic net income (loss) attributable to shareholders of Cellectis from discontinued operations, per share ($ /share)	(0.06)	0.00

Diluted net income (loss) attributable to shareholders of Cellectis from discontinued operations, per share ($ /share)	(0.06)	0.00

* These amounts reflect adjustments made in connection with the presentation of the discontinued operation

Cellectis S.A. UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS For the nine-month period ended September, 2023 $ in thousands, except per share amounts

	For the nine-month period ended September 30,
	2022 *	2023

Revenues and other income
Revenues	3,147	472
Other income	5,255	6,731
Total revenues and other income	8,402	7,.203
Operating expenses
Cost of revenue	(1,081)	(570)
Research and development expenses	(76,067)	(62,119)
Selling, general and administrative expenses	(15,797)	(12,141)
Other operating income (expenses)	649	(96)
Total operating expenses	(92,297)	(74,926)

Operating income (loss)	(83,894)	(67,723)

Financial gain (loss)	11,019	14,875

Income tax	0	(365)
Income (loss) from continuing operations	(72,875)	(53,213)
Income (loss) from discontinued operations	(12,601)	(10,377)
Net income (loss)	(85,476)	(63,590)
Attributable to shareholders of Cellectis	(79,326)	(58,197)
Attributable to non-controlling interests	(6,150)	(5,393)
Basic net income (loss) attributable to shareholders of Cellectis, per share ($/share)	(1.74)	(1.07)

Diluted net income (loss) attributable to shareholders of Cellectis, per share ($/share)	(1.74)	(1.07)

Basic net income (loss) attributable to shareholders of Cellectis from discontinued operations, per share ($ /share)	(0.14)	(0.09)

Diluted net income (loss) attributable to shareholders of Cellectis from discontinued operations, per share ($ /share)	(0.14)	(0.09)

* These amounts reflect adjustments made in connection with the presentation of the discontinued operation

Note Regarding Use of Non-IFRS Financial Measures

Cellectis S.A. presents adjusted net income (loss) attributable to shareholders of Cellectis in this press release. Adjusted net income (loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. We have included in this press release a reconciliation of this figure to net income (loss) attributable to shareholders of Cellectis, which is the most directly comparable financial measure calculated in accordance with IFRS. Because adjusted net income (loss) attributable to shareholders of Cellectis excludes Non-cash stock-based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure. In particular, we believe that the elimination of Non-cash stock-based expenses from Net income (loss) attributable to shareholders of Cellectis can provide a useful measure for period-to-period comparisons of our core businesses. Our use of adjusted net income (loss) attributable to shareholders of Cellectis has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our financial results as reported under IFRS. Some of these limitations are: (a) other companies, including companies in our industry which use similar stock-based compensation, may address the impact of Non-cash stock- based compensation expense differently; and (b) other companies may report adjusted net income (loss) attributable to shareholders or similarly titled measures but calculate them differently, which reduces their usefulness as a comparative measure. Because of these and other limitations, you should consider adjusted net income (loss) attributable to shareholders of Cellectis alongside our IFRS financial results, including Net income (loss) attributable to shareholders of Cellectis

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME For the three-month period ended September 30, 2023 (unaudited) - ($ in thousands except per share data)

	For the three-month period ended September 30,
	2022 *	2023

Net income (loss) attributable to shareholders of Cellectis	(28,467)	(17,482)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	1,880	(2,653)
Adjusted net income (loss) attributable to shareholders of Cellectis	(26,587)	(20,135)

Basic adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.58)	(0.37)
Basic adjusted net income (loss) attributable to shareholders of Cellectis from discontinued operations ($ /share)	(0.05)	0.00

Weighted average number of outstanding shares, basic (units)	45,540,315	55.583.768

Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(0.58)	(0.36)
Diluted adjusted net income (loss) attributable to shareholders of Cellectis from discontinued operations ($/share)	(0.05)	0.00

Weighted average number of outstanding shares, diluted (units)	45,540,315	55.583.768

*These amounts reflect adjustments made in connection with the presentation of the discontinued operation

RECONCILIATION OF IFRS TO NON-IFRS NET INCOME (unaudited) For the nine-month period ended September 30, 2023 ($ in thousands, except per share data)

	For the nine-month period ended September 30,
	2022 *	2023

Net income (loss) attributable to shareholders of Cellectis	(79,326)	(58,197)
Adjustment: Non-cash stock-based compensation expense attributable to shareholders of Cellectis	7,211	1,400
Adjusted net income (loss) attributable to shareholders of Cellectis	(72,115)	(56,797)

Basic adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(1.58)	(1.05)
Basic adjusted net income (loss) attributable to shareholders of Cellectis from discontinued operations ($ /share)	(0.11)	(0.08)

Weighted average number of outstanding shares, basic (units)	45,511,626	54,231,943

Diluted adjusted net income (loss) attributable to shareholders of Cellectis ($/share)	(1.58)	(1.05)
Diluted adjusted net income (loss) attributable to shareholders of Cellectis from discontinued operations ($/share)	(0.11)	(0.08)

Weighted average number of outstanding shares, diluted (units)	45,511,626	54,231,943

*These amounts reflect adjustments made in connection with the presentation of the discontinued operation

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 23 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

Forward-looking Statements
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate”, “expect”, “plan”, “could”, “will,” “accelerate,” “suggest,” “eligible,” “encouraging”, “believe”, subject to,” “potential,” “up to,” and “may” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, including information provided or otherwise publicly reported by our licensed partners. Forward-looking statements include statements about the potential payments for which Cellectis is eligible under the Collaboration Agreement; the possible size of the proposed equity investment by AstraZeneca, the preliminary results for the NATHALI-01 and BALLI-01 clinical trials and the objectives of such trials, which remain ongoing; the ability to progress our clinical trials and to present any additional data from these trials; clinical outcomes from our clinical trials, which may materially change as more patient data becomes available, potential benefits of our UCART product candidates,  the operational capabilities at our manufacturing facilities, and the sufficiency of cash to fund our operations. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including (i) the numerous risks associated with biopharmaceutical product candidate development, (ii) with respect to the AstraZeneca agreements, the risk that conditions to closing, including necessary regulatory approvals, are not satisfied in a timely manner or at all; the risks arising from Cellectis’s reliance on AstraZeneca to conduct certain development and commercialization activities, including the potential for disagreements or disputes under the Collaboration Agreement; the risk that AstraZeneca may exercise its discretion in a manner that limits the resources contributed toward the development of certain projects under the Collaboration Agreement or may exercise its faculty to terminate without cause the Agreement; the risk that subsequent studies and ongoing or future clinical trials may not generate favorable data; and the risk that the Company may not be able to secure additional capital on attractive terms, if at all, and (iii) our cash runway, our operating plans, including product development plans, may change as a result of various factors, including factors currently unknown to us. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2022 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contact:

Patricia Sosa Navarro, Chief of Staff to the CEO, +33 (0)7 76 77 46 93, media@cellectis.com

Investor Relations contacts:

Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

1 Cash position includes cash, cash equivalents and restricted cash. Restricted cash was $5 million as of September 30, 2023.
2 Servier is a global independent pharmaceutical group.

Attachment

  Press release earnings Q3 2023_ENGLISH (https://ml.globenewswire.com/Resource/Download/9b4cc84c-47da-46dd-9a0b-68085ac40bee)